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May 24, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Suzanne Hayes

            Ada D. Sarmento

            Erin Jaskot

            Rolf Sundwall

            Mark Brunhofer

Re: OncoGenex Pharmaceuticals, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Filed May 3, 2017

File No. 333-216961

Ladies and Gentlemen:

We are submitting this letter on behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 17, 2017 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-216961) filed with the Commission on May 3, 2017 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in paper format, which have been marked to show changes from the Registration Statement as filed on May 3, 2017.

General

1.	We note your disclosure that Achieve is pursuing a financing in which it would issue securities in exchange for up to $5 million and that the shares issued in such a financing would cause an adjustment to the exchange ratio. Please disclose a range of possible adjustments to the exchange ratio based on potential financing amounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 14 of Amendment No. 2 to indicate that Achieve Life Science, Inc. (“Achieve”) expects the

U.S. Securities and Exchange Commission

May 24, 2017

exchange ratio to be reduced to between 3,772.7640 and 4,177.8154 based on a financing of up to $5 million, should it occur. As further described in the table below, Achieve expects that the amount raised in any financing would be between $1 million and $5 million, and would be at a discount of between 20-50%, based on the aggregate valuation of the combined company of $107 million provided in the section entitled “The Merger Agreement — Exchange Ratio.” However, Achieve has not yet entered into any term sheet, definitive agreement, or other arrangement with any investor, and therefore, the actual amounts raised and discount rate could fall outside such range, resulting in a different exchange ratio.

Amount Raised	Discount	Per Share Price	Shares Issued	Exchange Ratio
$1,000,000	20%	$3,024.02	330.69	4,177.8154
$1,000,000	50%	$1,890.01	529.10	4,139.7198
$5,000,000	20%	$3,024.02	1,653.43	3,936.3232
$5,000,000	50%	$1,890.01	2,645.48	3,772.7640

Background of the Merger, page 81

2.	We note that the board presentation dated December 16, 2016 indicates that the company decided to move into more detailed and economic discussions with one party while keeping Achieve and another party as potential backup. Please revise the disclosure in this section to reflect this information or advise.

The Company advises the Staff that text referenced in the December 16, 2016 board presentation is a high-level summary and lacks the nuances and context that were discussed by the board of directors of the Company. The Company has revised the disclosure on page 89 of Amendment No. 2 to provide the context and details around the board’s October 28, 2016 meeting and the actions taken following that meeting.

[Important Information About the OncoGenex Financial Forecasts, page 103

3.	We note the inclusion of cautionary language that reads in relevant part, “[n]either OncoGenex, Achieve nor, after completion of the Merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the OncoGenex financial forecasts…even in the event that any or all of the underlying assumptions are shown to be in error.” While you can include appropriate limiting language on the reliability of the forecasted information, it is inappropriate to disclaim any responsibility to update material disclosure. Please revise here and the similar language with respect to the Achieve financial forecasts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 104 and 106 of Amendment No. 2.

U.S. Securities and Exchange Commission

May 24, 2017

Material U.S. Federal Income Tax Consequences of the Merger, page 120

4.	We note your statement on page 120 that it is the opinion of legal counsel that “the following is a discussion of the material U.S. federal income tax consequences,” and your statement on page 123 that it is the opinion of legal counsel that “the statements set forth herein correctly describe the general U.S. federal income tax consequences.” These statements fail to identify the specific tax issue on which counsel is opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. See Staff Legal Bulletin No. 19 (2011). Please remove or revise these statements as appropriate. To the extent that you retain any portion of the statement on page 123, please refer to “material” U.S. federal income tax consequences instead of “general.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 123 of Amendment No. 2.

Achieve Business, page 175

The Global Smoking Cessation Market, page 176

5.	We note your response to our prior comment 24 and reissue in part. Please supplementally explain how overlapping risk ratios indicate similar efficacy for cytisine and Chantix.

In response to the Staff’s comment, the Company advises the Staff that the risk ratio is a statistical method to compare two treatments. Using a risk ratio, the efficacy of the treatment is expressed as a fraction of the efficacy of the control treatment (placebo in this case). If the treatment and placebo have the same efficacy, the risk ratio would be 1. If the efficacy of the treatment is better than placebo, the risk ratio is greater than 1; the higher the risk ratio, the greater the efficacy of the treatment. For example, a risk ratio of 2 means that the treatment was twice as effective as placebo. The risk ratio calculated from the results of a trial is an estimate of the “true” risk ratio (a theoretical value that would be obtained if an infinite number of patients had been treated). It follows that studies with larger numbers of patients have more reliable estimates of the true risk ratio than smaller studies.

An estimate of the reliability of the calculated risk ratio can be made by calculation of the 95% confidence interval for the ratio. This confidence interval measures how reliable the estimated risk ratio is. Therefore, for a given risk ratio it can be stated that the analysis indicates that we are 95% sure (confident) that the “true” risk ratio lies within the bounds of the lower and upper limits. If the 95% confidence interval is all positive (i.e. the range does not include zero), it can be further concluded that the treatment was significantly more effective than placebo.

The Cochrane analysis included studies where cytisine was compared with placebo, and varenicline (Chantix) was compared with placebo. Studies included in Cochrane analyses were carefully screened for reliability according to established and robust methods, in order that they may be reliably combined and compared. Risk ratios were used to compare the drug with placebo in each case, but also included meta-analyses where cytisine versus placebo studies were combined and varenicline versus placebo studies were combined. This combination increases the number of patients included in the analyses and increases the statistical power of the analyses.

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May 24, 2017

The results of the Cochrane meta-analyses were expressed as risk ratios and 95% confidence intervals. It was shown that the risk ratio for cytisine versus placebo was 3.98 (95% confidence interval, 2.01 - 7.87) and for varenicline versus placebo 2.24 (95% confidence interval, 2.06 - 2.43). This indicates that both treatments were significantly more effective than placebo. However, although the risk ratio for cytisine was higher than that for varenicline, the confidence interval was also larger and there is a considerable overlap with that of varenicline. This data indicates further that, although the two drugs have not been compared directly in the same clinical trial, the estimated efficacy for both drugs is about the same, i.e. the “true” risk ratio for cytisine and for varenicline are both in the same order of magnitude.

Competition, page 180 Prescription Treatments, page 180

6.	Please revise the disclosure of the Cochrane Group review to provide further details regarding the mechanics of the study, including that the data used to compare cytisine and Chantix is from separate trials done on each of the drugs at various times going back to 1971. Please also disclose that the Cochrane Group review judged the evidence form the cytisine trials to be of low quality, meaning that there was limited confidence in the evidence.

In response to the Staff’s comment, the Company has revised the disclosure on page 181 of Amendment No. 2.

7.	Please supplementally provide the report by the National Institute of Health Research in the United Kingdom referred to in this section.

In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover a copy of the report by the National Institute of Health Research.

Achieve Executive Compensation, page 224

8.	We note your disclosure that Mr. Stewart and Dr. Clarke have historically waived all rights to receive compensation pursuant to their employment agreements. Please note that an executive’s decision to not accept compensation does not change the disclosure requirements with respect to any compensation that was earned for services performed during the applicable fiscal year. Please tell us why you believe you are not required to disclose any compensation information for Mr. Stewart and Dr. Clarke. For guidance, please refer to Question 119.25 of the Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on page 230 of Amendment No. 2.

U.S. Securities and Exchange Commission

May 24, 2017

Achieve Related-Party Transactions, page 240

9.	We note your response to our prior comment 19 that you intend to enter into employment agreements with the executive officers of the combined company after the consummation of the merger and your disclosure on page 208 that Mr. Stewart and Dr. Clarke will provide services to the company as employees rather than pursuant to a consulting agreement with Ricanto Limited. Please disclose when you intend to terminate the consulting agreement with Ricanto Limited.

The Company advises the Staff that Achieve intends to terminate the consulting agreement with Ricanto Limited prior to the closing of the merger. The Company has revised the disclosure on page 212 of Amendment No. 2 to reflect this fact.

Achieve Life Science, Inc.

Notes to Consolidated Financial Statements

8. Commitments and Contingencies, page F-55

10.	Please tell us whether the financing milestone under your license agreement with the University of Bristol will be achieved with the completion of the merger with OncoGenex Pharmaceuticals, Inc. or the potential $5 million financing disclosed on page 13. If so, revise your disclosure and the pro forma financial statements, as appropriate, to disclose the amount of the liability that will be incurred.

The Company advises the Staff that the financing milestone under Achieve’s license agreement with the University of Bristol will not be achieved upon either the completion of the merger with the Company or a potential financing of up to $5 million.

***

U.S. Securities and Exchange Commission

May 24, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert Freedman

Robert Freedman

cc:

Scott Cormack, Chief Executive Officer

John Bencich, Chief Financial Officer

OncoGenex Pharmaceuticals, Inc.

Alan Smith, Esq.

Kee Kim, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Robert Carlson, Esq.

Nicholas DeAngelis, Esq.

Paul Hastings LLP